Exhibit 14.1

                  The Samaritan Pharmaceuticals Code of Conduct

Each executive and employee must:

o Conduct the company's business with honesty and integrity and in a professional manner that protects the company's good public image and reputation.

o Promote compliance with applicable governmental laws, rules and regulations.

o Avoid actual or potential conflicts of interest between personal and professional relationships.

o Provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Samaritan files with, or submits to, the Commission and in other public communications made by Samaritan

o Safeguard Samaritan's confidential information, and respect the confidential information of other parties with whom Samaritan does business or competes.

o Promptly report to the company any violations of law or ethical principles or company policies that come to the employee's attention, and cooperate fully in any audit, enquiry, review or investigation by the company.

We have set up a variety of ways for employees to learn about the Code, seek guidance or report their ethical or legal concerns. These include:

o The Board of Directors also established that the Corporate Secretary hold the collateral duty of Corporate Ethics Compliance Officer who reports directly to the Chief Executive Officer in this function. The function is responsible for embedding the Code in the Samaritan Pharmaceutical's culture. It does this by providing guidance on how to comply with the Code and fostering a positive, ethical work environment for all employees.

o A copy of the Code of Conduct was distributed to employees and is available to any person, upon request, by contacting the Corporate Ethics Compliance Officer.

o Access to Compliance Officer. Employees are encouraged to seek guidance or raise concerns with Corporate Compliance Ethics Officer directly.

Senior managers are expected to be ethical role models and visibly demonstrate support for the Code by regularly encouraging adherence.

Managers must ensure all their staff receive guidance, training and supervision on ethical behavior and legal compliance relevant to their job.

Executives and Employees who fail to comply with the Code of Conduct are liable to disciplinary action up to and including dismissal. Serious violations are reported to the Audit Committee of the Board, along with remedial actions taken.